Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statements on Form S-8 (File No. 333-117538), relating to the 2003 Stock Option Plan, and Form S-3D (File No. 333-159543), relating to the Dividend Reinvestment and Stock Purchase Plan, of UMH Properties, Inc. and subsidiaries of our report dated March 10, 2008, except for Note 2 – Reclassification as to which the date is March 5, 2010, with respect to the consolidated balance sheet (not presented) of UMH Properties, Inc. and subsidiaries as of December 31, 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for the year ended December 31, 2007, which report appears in the December 31, 2009 annual report on Form 10-K of UMH Properties, Inc. and to the reference to our firm under the caption “Experts” in the respective Registration Statements.

/s/ Reznick Group, P.C.

Baltimore, Maryland

March 5, 2010